SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for July 20, 2004

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Notification to NYSE of Treasury Stock Changes dated 20 July 2004

Sasol Limited

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

(ISIN: ZAE000006896)

Share codes: JSE – SOL

                 NYSE – SSL

("Sasol")

Sasol announces further hedging in respect of its exposure to the oil price

On 7 May 2004, Sasol announced that it had executed certain hedging transactions in respect of its exposure to the oil price in order to improve the stability of cash flows. In particular, given the opportunity to hedge an element of Sasol Synfuels' income at relatively high oil prices, Sasol sold forward an amount of 30 000 barrels a day (equivalent to approximately 20% of Synfuels' production) for financial year 2004/05. Sasol now announces that a further 15 000 barrels a day for 2004/05 has been sold forward. The total hedging activity to date therefore amounts to 45 000 barrels a day (equivalent to approximately 30% of Synfuels' production) for financial year 2004/05 at a weighted average Brent crude oil price of US$33,12. Appropriate disclosure of oil hedging will be made in our 2004 annual report and Form 20-F. Sasol does not envisage extending its oil hedging for the current financial year 2004/05 and will next review its position and hedging needs in 2005 ahead of its 2005/06 financial year.

Johannesburg

20 July 2004

Sponsor: Deutsche Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2004

By: /s/   N L Joubert
         Name: Nereus Louis Joubert
         Title: Company Secretary